SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission file number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor 10# Jiuxianqiao East Road

Chaoyang District Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RESIGNATION OF DIRECTOR

Mr. Jianbiao Zhu has resigned from his position as a director of VNET Group, Inc. (the “Company”), effective on March 9, 2026. The resignation of Mr. Zhu was not due to any dispute or disagreement with the Company regarding its business, finance, accounting, or any other matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Sheng Chen
	Name:	Sheng Chen
	Title:	Executive Chairman of the Board of Directors

Date: March 10, 2026